UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports Fourth Quarter and Full Year Results

4Q19 Net Income of R$391.9 million, up 29.4% compared to 4Q18.

4Q19 non-GAAP Net Income of R$411.6 million.

Full year Net Income of R$1,367.0 million, up 50.2% compared to 2018

Full year non-GAAP Net Income of R$1,470.1 million.

São Paulo, February 27, 2020 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its fourth quarter and full year results for the period ended December 31, 2019. Our consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Fourth Quarter 2019 Financial & Operational Highlights:

•	R$391.9 million in Net Income, up 29.4% compared to 4Q18;

•	R$411.6 million in non-GAAP Net Income, up 27.3% compared to 4Q18;

•	2.7 million active PagBank users[3];

•	R$34.3 billion in total payment volume (TPV), up 39.0% compared to 4Q18;

•	Net Revenue from Transaction Activities and Other Services and Financial Income of R$1,549.8 million, up 37.2% compared to 4Q18;

•	Net Margin of 24.9%, up 1.0% compared to 4Q18;

•	Non-GAAP Net Margin of 26.1%, up 0.6% compared to 4Q18.

Full Year 2019 Financial & Operational Highlights:

•	R$1,367.0 million in Net Income, up 50.2% compared to 2018;

•	R$1,470.1 million in non-GAAP Net Income, up 37.7% compared to 2018;

•	Active merchants of 5.3 million, growth of 1.1 million active merchants in the last twelve months;

•	R$114.8 billion in total payment volume (TPV), up 50.8% compared to 2018;

•	Net Revenue from Transaction Activities and Other Services and Financial Income of R$5,406.6 million up 46.9% compared to 2018;

•	Net Margin of 24.0%, up 3.0% compared to 2018;

•	Non-GAAP Net Margin of 25.8% up 0.4% compared to 2018.

4Q19 and Full Year Earnings Release	2

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2019	2018	Var.%	2019	2018	Var.%
TPV	34,271.2	24,649.7	39.0%	114,820.2	76,141.8	50.8%
Active Merchants (last 12 months)—(millions)	5.3	4.1	27.4%	5.3	4.1	27.4%

Total Net Revenue[1]	1,574.9	1,267.5	24.3%	5,707.2	4,334.7	31.7%
Net Income	391.9	302.8	29.4%	1,367.0	910.4	50.2%

Net Margin (%)	24.9%	23.9%	1.0 pp	24.0%	21.0%	3.0pp

Basic earnings per common share (EPS)[2]—(R$)	1.1934	0.9521		4.1613	2.8625
Diluted earnings per common share (EPS)—(R$)	1.2534	0.9507		4.1475	2.8582

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,
Non-GAAP Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2019	2018	Var.%	2019	2018	Var.%
Non-GAAP Total Net Revenue[1]	1,574.9	1,267.6	24.3%	5,707.2	4,203.4	35.8%
Non-GAAP Net Income	411.6	323.4	27.3%	1,470.1	1,067.7	37.7%

Non-GAAP Net Margin (%)	26.1%	25.5%	0.6 pp	25.8%	25.4%	0.4 pp

Non-GAAP Basic earnings per common share (EPS)[2]—(R$)	1.1895	1.0168		4.4754	3.3578
Non-GAAP Diluted earnings per common share (EPS)—(R$)	1.2492	1.0153		4.4606	3.3527

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the pages 16-17 of this earnings release.

1	Total revenue and income.

2	Weighted average number of common shares of 317.9 million at December 31, 2019 and 317.6 million at December 31, 2018.

3	Active PagBank users are active merchants using one additional digital account feature / service beyond acquiring and PagBank consumers with at least one transaction in the last twelve months.

4Q19 and Full Year Earnings Release	3

Financial Discussion:

I - Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Foreign exchange gain on IPO and follow-on offering proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO and our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

Tax related to remittance of IPO and follow-on offering proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO and our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO and follow-on share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on IPO and follow-on offering proceeds.

4Q19 and Full Year Earnings Release	4

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to non-GAAP Revenue and Income,” “Reconciliation of Expenses to non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

Total revenue and income

Our Total revenue and income amounted to R$1,574.9 million in the three months ended December 31, 2019, an increase of 24.3% from R$1,267.5 million in the three months ended December 31, 2018.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended December 31, 2019 amounted to R$1,114.0 million, an increase of R$285.7 million, or 34.5%, from R$828.3 million in the three months ended December 31, 2018. This increase was principally due to a continued increase in our active merchant base, average spending per merchant and TPV.

Our Gross revenue from transaction activities and other services during the three months ended December 31, 2019 increased by lesser percentage than our TPV, which increased to R$34.3 billion from R$24.6 billion in the three months ended December 31, 2018. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments in the three months ended December 31, 2019 compared to the three months ended December 31, 2018.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of taxes, amounted to R$129.2 million in the three months ended December 31, 2019, or 11.6% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended December 31, 2018, Deductions from gross revenue from transaction activities and other services totaled R$118.2 million, or 14.3% of our Gross revenue from transaction activities and other services for the quarter. The R$11.0 million, or 9.3%, increase in these Deductions is directly related to the increase in the gross revenue.

As a result, our Net revenue from transaction activities and other services in the three months ended December 31, 2019 amounted to R$984.8 million, an increase of R$274.7 million, or 38.7%, from R$710.1 million in the three months ended December 31, 2018.

Net revenue from sales

In order to simplify inventory control and the acquisition of POS devices by our clients, beginning on September 1s, 2019 we changed the way we provide POS devices to our clients. Instead of selling our POS devices, we require a non-refundable membership fee. This arrangement is currently for an indeterminate period charged as a set-up fee and does not change the way our clients access our POS devices, therefore for the 4Q19 we do not have any amount classified as revenue from sales.

4Q19 and Full Year Earnings Release	5

Financial income

Our Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, amounted to R$565.0 million in the three months ended December 31, 2019, an increase of R$145.2 million, or 34.6% from R$419.8 million in the three months ended December 31, 2018. The growth in this activity compared to the three months ended December 31, 2018 was driven by growth in our TPV for credit card transactions in installments.

Other financial income

Our Other financial income amounted to R$25.1 million in the three months ended December 31, 2019, a decrease of R$15.9 million from R$41.0 million in the three months ended December 31, 2018. This decrease was due to income from short-term investments, which decreased significantly due to the reduction in the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate.

Expenses

Our total expenses amounted to R$1,041.0 million in the three months ended December 31, 2019, an increase of R$194.9 million, or 23.0%, from R$846.1 million in the three months ended December 31, 2018.

As a percentage of our Total revenue and income, our total expenses in the three months ended December 31, 2019 decreased by 0.7 percentage points, to 66.1% in the three months ended December 31, 2019 from 66.8% in the three months ended December 31, 2018.

Our non-GAAP total expenses amounted to R$1,011.2 million in the three months ended December 31, 2019, an increase of R$196.1 million, or 24.1%, from R$815.1 million in the three months ended December 31, 2018.

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	At and for the three months ended December 31, 2019	At and for the three months ended December 31, 2018	Var.%
Expenses	(1,041.0)	(846.1)	23.0%

(-) Share-based long-term incentive plan (LTIP) (1)	29.8	31.0	(3.7)%

Non-GAAP Expenses	(1,011.2)	(815.1)	24.1%

(1)

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2019 and 2018, the amounts of R$29.8 million and R$31.0 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

4Q19 and Full Year Earnings Release	6

Cost of sales and services

Our Cost of sales and services amounted to R$747.4 million in the three months ended December 31, 2019, an increase of R$80.9 million, or 12.1%, from R$666.5 million in the three months ended December 31, 2018. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted a decrease of 2.5 percentage points, to 80.1% in the three months ended December 31, 2019 from 82.6% in the three months ended December 31, 2018.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, increased to 71.7% in the three months ended December 31, 2019 from 63.6% in the three months ended December 31, 2018, due to intercompany taxes classified as cost of services.

As explained in “Net revenue from sales” above, beginning on September 1, 2019, we changed the way we provide POS devices to our clients. The change to this membership fee model impacted our Cost of sales and services in the following ways: i) ICMS and PIS/COFINS taxes in the amount of R$40.2 million on the transfer of inventory from Net+Phone (a PagSeguro subsidiary 100% owned by PagSeguro which buys and sells POS devices) to PagSeguro and ii) As we reclassified the POS devices from inventory to fixed assets, we began to depreciate the POS devices, with our depreciation in the three months ended December 31, 2019, amounting to R$12.8 million. For a reconciliation of our membership fee effects, see the last page of this earnings release.

In the three months ended December 31, 2019, our non-GAAP Cost of sales and services amounted to R$743.1 million (reflecting the exclusion of the LTIP adjustment of R$4.3 million in the three months ended December 31, 2019), an increase of R$77.1 million, or 11.6%, from R$666.0 million in the three months ended December 31, 2018 (reflecting the exclusion of the LTIP adjustment of R$0.5 million in the three months ended December 31, 2018). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see page [16] of this earnings release.

Selling expenses

Our Selling expenses amounted to R$186.6 million in the three months ended December 31, 2019, an increase of R$103.5 million, or 124.5%, from R$83.1 million in the three months ended December 31, 2018. As a percentage of our Total revenue and income, our Selling expenses increased by 5.2 percentage points, to 11.8% in the three months ended December 31, 2019 from 6.6% in the three months ended December 31, 2018, as we continue to leverage our selling expenses. This increase mainly related to marketing expenses.

For the three months ended December 31, 2018, our non-GAAP Selling expenses amounted to R$82.8 million, reflecting the exclusion of the LTIP adjustment of R$0.3 million. For a reconciliation of our non-GAAP Selling expenses to our Selling expenses, see page [16] of this earnings release.

Administrative expenses

Our Administrative expenses amounted to R$90.5 million in the three months ended December 31, 2019, an increase of R$1.5 million, or 1.8%, from R$89.0 million in the three months ended December 31, 2018. As a percentage of our Total revenue and income, our Administrative expenses decreased by 1.3 percentage points, to 5.7% in the three months ended December 31, 2019 from 7.0% in the three months ended December 31, 2018.

4Q19 and Full Year Earnings Release	7

For the three months ended December 31, 2019 our non-GAAP Administrative expenses amounted to R$65.0 million, an increase of R$6.2 million, or 10.6%, from R$58.8 in the three months ended December 31, 2018, which figures exclude the LTIP adjustment of R$25.5 million in the three months ended December 31, 2019 and R$30.2 in the three months ended December 31, 2018. Our non-GAAP Administrative expenses decreased by 0.5 percentage points, to 4.1% in the three months ended December 31, 2019 from 4.6% in the three months ended December 31, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see page [16] of this earnings release.

Financial expenses

Our Financial expenses amounted to R$23.6 million in the three months ended December 31, 2019, an increase of R$18.9 million, or 406.6%, from expenses of R$4.7 million in the three months ended December 31, 2018. Expressed as a percentage of our Financial income, our Financial expenses represented 3.8% in the three months ended December 31, 2019 and 1.1% in the three months ended December 31, 2018. This increase was mainly driven by the early payment of receivables from issuing banks.

Other (expenses) income, net

Our Other (expenses) income, net recorded an income of R$7.1 million in the three months ended December 31, 2019 and an expense of R$2.8 million in the three months ended December 31, 2018.

Profit before income taxes

Our Profit before income taxes amounted to R$533.9 million in the three months ended December 31, 2019, an increase of R$112.5 million, or 26.7%, from R$421.4 million in the three months ended December 31, 2018.

Our non-GAAP Profit before income taxes amounted to R$563.7 million in the three months ended December 31, 2019, an increase of R$111.2 million, or 24.6% from R$452.5 million in the three months ended December 31, 2018. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see page [16] of this earnings release.

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$142.0 million in the three months ended December 31, 2019, an increase of R$23.4 million from R$118.6 million in the three months ended December 31, 2018. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate decreased by 1.5 percentage points to 26.6% in the three months ended December 31, 2019 from 28.1% in the three months ended December 31, 2018. In the both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

4Q19 and Full Year Earnings Release	8

Our non-GAAP income tax and social contribution expense for the three months ended December 31, 2019 amounted to R$152.1 million, an increase of R$23.0 million, or 17.8%, compared to R$129.1 million in the three months ended December 31, 2018.

Our non-GAAP effective tax rate decreased by 1.5 percentage points to 27.0% in the three months ended December 31, 2019, from 28.5% in the three months ended December 31, 2018.

Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution (R$ millions):	At and for the three months ended December 31, 2019	At and for the three months ended December 31, 2018	Var.%
Income tax and social contribution	(142.0)	(118.6)	19.7%

(-) Income tax and social contribution on Non-GAAP adjustments (1)	(10.1)	(10.5)	(3.8)%

Non-GAAP Income tax and social contribution	(152.1)	(129.1)	17.8%

(1)

Income tax and social contribution on non-GAAP adjustments: the amounts of R$10.1 million and R$10.5 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

Net income for the period

Our Net income for the period in the three months ended December 31, 2019 amounted to R$391.9 million, an increase of R$89.1 million, or 29.4% from R$302.8 million in the three months ended December 31, 2018.

As a percentage of our Total revenue and income, our Net income for the period increased by 1.0 percentage points, to 24.9% in the three months ended December 31, 2019 compared to 23.9% in the three months ended December 31, 2018.

Our non-GAAP Net income for the three months ended December 31, 2019 amounted to R$411.6 million, an increase of R$88.2 million, or 27.3%, from R$323.4 in the three months ended December 31, 2018, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to non-GAAP Net Income (R$ millions):	At and for the three months ended December 31, 2019	At and for the three months ended December 31, 2018	Var.%
Net Income	391.9	302.8	29.4%

Share-based long-term incentive plan (LTIP) (1)	29.8	31.0	(3.7)%
Income tax on non-GAAP adjustments (2)	(10.1)	(10.5)	(3.8)%

Total non-GAAP net income adjustments	19.7	20.6	(4.5)%

Non-GAAP Net Income	411.6	323.4	27.2%

(1)

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2019 and 2018, the amounts of R$29.8 million and R$31.0 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

(2)

Income tax and social contribution on non-GAAP adjustments: In the three months ended December 31, 2019 and 2018, the amounts of R$10.1 million and R$10.5 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

4Q19 and Full Year Earnings Release	9

II - Cash Flow

Our cash and cash equivalents at the beginning of the year ended December 31, 2019 amounted to R$2,763.1 million.

Our Profit before income taxes in the year ended December 31, 2019 was R$1,912.5 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2019 but which did not affect our cash flows totaled the positive amount of R$325.2 million, mainly due to R$93.4 million of Share-based long-term incentive plan (LTIP) expenses, R$200.6 million in Chargebacks, R$128.3 million of Depreciation and amortization recorded in our statement of income and R$105.4 million of other (income) cost, net, mainly due to interest income received from financial investments. LTIP expenses relate to equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud.

The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2019 amounted to a negative cash flow of R$2,192.5 million:

•

Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$10,477.2 million at December 31, 2019 compared to R$8,104.7 million at year-end 2018) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$3,125.5 million in the twelve months ended December 31, 2019.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$5,326.3 million at December 31, 2019 compared to R$4,324.2 million at year-end 2018). Payables to third parties represented positive cash flow of R$1,002.1 million in the year ended December 31, 2019.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$22.2 million on December 31, 2019 compared to R$30.8 million at year-end 2018). Receivables from (payables to) related parties represented negative cash flow of R$8.6 million in the year ended December 31, 2019.

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$14.2 million in the year ended December 31, 2019.

•

Our Salaries and social charges item represent amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$32.9 million in the year ended December 31, 2019.

4Q19 and Full Year Earnings Release	10

•

Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$256.3 million at December 31, 2019 compared to R$165.2 million at year-end 2018). Trade payables represented positive cash flow of R$90.0 million in the year ended December 31, 2019.

•

Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by Brazilian central bank. This item represented negative cash flow of R$161.4 million.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$88.2 million in the year ended December 31, 2019. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$522.5 million in the year ended December 31, 2019.

As a result of the above, our Net Cash provided by operating activities in the year ended December 31, 2019 totaled R$522.0 million.

Our Cash flows used in investing activities in the year ended December 31, 2019 totaled R$1,820.8 million. This amount consisted of R$365.1 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$328.3 million in purchases of property and equipment, mainly related to POS device purchases and R$1,109.6 million related to our conversion of cash and cash equivalents to investments in Brazil’s government treasury bonds (“LFTs”).

Our Cash flows used in financing activities in the year ended December 31, 2019 totaled R$17.9 million, principally related to our acquisition of the remaining 49% of R2Tech Informática S.A. in February 2019.

After accounting for the total decrease in Cash and cash equivalents of R$1,359.1 million discussed above, our Cash and cash equivalents at December 31, 2019 amounted to R$1,404.0 million.

4Q19 and Full Year Earnings Release	11

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on February 27, 2020 at 5:30 pm ET.

Event Details

HD Web Phone: Click here

Dial–in (Brazil): +55 11 3181-8565 or +55 11 4210-1803

Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942

Password: PagSeguro

Webcast: http://choruscall.com.br/pagseguro/4q19.htm

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital banking solutions

•	In-person payments via point of sale (POS) devices that PagSeguro provides to merchants

•

Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, Uber, Spotify, and/or Google Play credits, wire transfers, peer to peer transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services

•	Issuer of prepaid, cash and credit cards

•	Operate as a full acquirer

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9524

ir@pagseguro.com

investors.pagseguro.com

4Q19 and Full Year Earnings Release	12

QUARTERLY CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME - UNAUDITED

	Three months ended December 31, 2019	Three months ended December 31, 2018%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	984.8	710.1	38.7%
Net revenue from sales	—	96.6	(100.0)%
Financial income	565.0	419.8	34.6%
Other financial income	25.1	41.0	(38.7)%

Total revenue and income	1,574.9	1,267.5	24.3%

Cost of sales and services	(747.4)	(666.5)	12.1%
Selling expenses	(186.6)	(83.1)	124.5%
Administrative expenses	(90.5)	(89.0)	1.7%
Financial expenses	(23.6)	(4.7)	406.6%
Other expenses, net	7.1	(2.8)	(353.2)%

PROFIT BEFORE INCOME TAXES	533.9	421.4	26.7%
Current income tax and social contribution	14.5	(20.6)	(170.4)%
Deferred income tax and social contribution result	(156.5)	(98.0)	59.7%

INCOME TAX AND SOCIAL CONTRIBUTION	(142.0)	(118.6)	19.7%

NET INCOME FOR THE PERIOD	391.9	302.8	29.4%

Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS

	Three months ended December 31, 2019	Three months ended December 31, 2018
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	391,642.1	302,437.0
Non-controlling interests	0.3	0.4
Weighted average number of outstanding common shares	328,169,609	317,647,562
Weighted average number of common shares diluted	329,259,656	318,126,671
Basic earnings per common share—R$	1.1934	0.9521
Diluted earnings per common share—R$	1.1895	0.9507

Net income Non-GAAP	411,323.7	323.360.0
Weighted average number of outstanding common shares	328,169,609	317,647,562
Weighted average number of common shares diluted	329,259,656	318,126,671
Non-GAAP Basic earnings per common share—R$	1.2534	1.0168
Non-GAAP Diluted earnings per common share—R$	1.2492	1.0153

4Q19 and Full Year Earnings Release	13

FULL YEAR CONSOLIDATED STATEMENTS OF INCOME - AUDITED

	Year end 2019	Year end 2018%
	(Amounts expressed in R$ millions)
Net revenue from transaction activities and other services	3,376.1	2,267.1	48.9%
Net revenue from sales	174.2	374.6	(53.5)%
Financial income	2,030.5	1,414.5	43.5%
Other financial income	126.4	278.5	(54.6)%

Total revenue and income	5,707.2	4,334.7	31.7%

Cost of sales and services	(2,762.1)	(2,144.7)	28.8%
Selling expenses	(565.2)	(351.4)	60.8%
Administrative expenses	(427.4)	(581.7)	(26.5)%
Financial expenses	(38.1)	(31.2)	22.2%
Other expenses, net	(1.9)	(8.1)	(76.4)%

PROFIT BEFORE INCOME TAXES	1,912.5	1,217.6	57.1%

Current income tax and social contribution	(24.5)	(180.9)	(86.5)%
Deferred income tax and social contribution result	(521.0)	(126.3)	312.5%

INCOME TAX AND SOCIAL CONTRIBUTION	(545.5)	(307.2)	77.6%

NET INCOME FOR THE YEAR	1,367.0	910.4	50.2%

Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS

	Year end 2019	Year end 2018
	(Amounts expressed in R$ thousands, except share quantities and amounts per share )
Net income attributable to:
Owners of the Company	1,365,597.1	909,270.3
Non-controlling interests	1.4	1.1
Weighted average number of outstanding common shares	328,169,609	317,647,562
Weighted average number of common shares diluted	329,259,656	318,126,671
Basic earnings per common share—R$	4.1613	2.8625
Diluted earnings per common share—R$	4.1475	2.8582

Net income Non-GAAP	1,468,680.7	1,067,718.0
Weighted average number of outstanding common shares	328,169,609	317,647,562
Weighted average number of common shares diluted	329,259,656	318,126,671
Non-GAAP Basic earnings per common share—R$	4.4754	3.3578
Non-GAAP Diluted earnings per common share—R$	4.4606	3.3527

4Q19 and Full Year Earnings Release	14

CONSOLIDATED BALANCE SHEETS - AUDITED

	Year end 2019	Year end 2018
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	1,403,955	2,763,050
Financial investments	1,349,666	—
Accounts receivable	10,477,179	8,104,679
Inventories	61,936	88,551
Taxes recoverable	171,561	65,653
Other receivables	84,099	20,148

Total current assets	13,548,396	11,042,081

Judicial deposits	5,651	1,511
Accounts receivable	29,943	—
Prepaid expenses	7,215	968
Investment	1,500	—
Property and equipment	399,990	67,104
Intangible assets	589,553	305,614

Total non-current assets	1,033,852	375,197

TOTAL ASSETS	14,582,248	11,417,278

Payables to third parties	5,326,290	4,324,198
Trade payables	256,281	165,246
Payables to related parties	22,187	30,797
Salaries and social charges	106,812	73,936
Taxes and contributions	124,004	80,093
Provision for contingencies	11,849	7,004
Other payables	45,640	29,501

Total current liabilities	5,893,063	4,710,775
Deferred income tax and social contribution	630,950	132,125
Other payables	43,287

Total non-current liabilities	674,237	132,125

Share capital	26	26
Capital reserve	5,781,503	5,688,134
Other comprehensive income	(190)	263
Equity valuation adjustments	(22,372)	(7,588)
Profit retention reserve	2,274,864	909,267
Treasury shares	(41,267)	(39,532)

	7,992,564	6,550,570

Non-controlling interests	22,384	23,806

Total equity	8,014,948	6,574,376

TOTAL LIABILITIES AND EQUITY	14,582,248	11,417,278

4Q19 and Full Year Earnings Release	15

CONSOLIDATED CASH FLOWS STATEMENT – AUDITED

	Year end 2019	Year end 2018
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,912,539	1,217,623
Expenses (revenues) not affecting cash:
Depreciation and amortization	128,348	95,363
Chargebacks	200,633	71,491
Accrual of provision for contingencies	8,227	3,745
Share based long term incentive plan (LTIP)	93,369	264,179
Other (income) cost, net	(105,366)	20,071
Changes in operating assets and liabilities
Accounts receivable	(3,125,537)	(5,048,464)
Financial investments (restricted)	(161,426)	—
Inventories	14,216	(47,012)
Taxes recoverable	(22,386)	(22,936)
Other receivables	(68,008)	773
Other payables	60,627	(7,330)
Payables to third parties	1,002,092	1,243,629
Trade payables	89,962	72,579
Receivables from (payables to) related parties	(8,610)	112,790
Salaries and social charges	32,866	39,312
Taxes and contributions	(1,475)	31,764
Provision for contingencies	(4,822)	(1,792)

	45,249	(1,954,212)

Income tax and social contribution paid	(88,184)	(203,631)
Interest income received	522,542	394,643

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	479,607	(1,763,200)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of subsidiaries, net of cash acquired	(17,739)	(1,813)
Acquisitions of property and equipment	(328,326)	(61,560)
Acquisitions and development of software	(365,068)	(192,048)
Acquisition of financial investments	(1,109,619)	—
Redemption of financial investments	—	211,116

NET CASH USED IN INVESTING ACTIVITIES	(1,820,752)	(44,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from offering of shares	—	4,717,875
Transactional costs	—	(189,852)
Acquisition of treasury shares	(1,735)	(39,532)
Transaction with non-controlling interest	(15,992)	(5,389)
Capital increase (decrease) by non-controlling shareholders	(223)	20,686

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(17,950)	4,503,788

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,359,095)	2,696,283

Cash and cash equivalents at the beginning of the year	2,763,050	66,767
Cash and cash equivalents at the end of the year	1,403,955	2,763,050

4Q19 and Full Year Earnings Release	16

QUARTERLY RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,574.9	1,267.5
Less: Foreign exchange gain on IPO and follow-on offering proceeds	—	—

Non-GAAP total revenue and income	1,574.9	1,267.5

Total expenses	(1,041.0)	(846.1)
Less: Share-based long-term incentive plan (LTIP)	29.8	31.0
Less: Tax related to remittance of IPO and follow-on proceeds (IOF tax)	—	—

Non-GAAP total expenses (1)	(1,011.2)	(815.1)

Profit before taxes	533.9	421.4
Plus: Total non-GAAP adjustments	29.8	31.0

Non-GAAP profit before taxes (2)	563.7	452.4

Income tax and social contribution	(142.0)	(118.6)
Less: Income tax and social contribution on non-GAAP adjustments	(10.1)	(10.5)

Non-GAAP deferred income tax (3)	(152.2)	(129.1)

Net income	391.9	302.8
Plus: Total non-GAAP adjustments	19.7	20.6

Non-GAAP net income (4)	411.6	323.4

Basic earnings per common share—R$	1.1934	0.9521
Diluted earnings per common share—R$	1.1895	0.9507

Non-GAAP basic earnings per common share—R$ (5)	1.2534	1.0168
Non-GAAP diluted earnings per common share—R$ (5)	1.2492	1.0153

(1)

Non-GAAP total expenses excludes: Stock-based compensation expenses in the total amount of R$29.8 million (R$31.0 million in the three months ended December 31, 2018), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$747.4 million (R$666.5 million in the three months ended December 31, 2018) is adjusted by R$4.3 million (R$0.5 million in the three months ended December 31, 2018) resulting in non-GAAP Cost of sales and services of R$743.1 million (R$666.0 million in the three months ended December 31, 2018); and Administrative Expenses in the amount of R$90.5 million (R$89.0 million in the three months ended December 31, 2018) is adjusted by R$25.5 million (R$30.2 million in the three months ended December 31, 2018) resulting in non-GAAP Administrative expenses of R$65.0 million (R$58.8 million in the three months ended December 31, 2018).

(2)	Non-GAAP profit before taxes is equal to the adjustment described in footnote (1).
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnote (1).
(4)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Owners of the Company.

4Q19 and Full Year Earnings Release	17

FULL YEAR RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Year End 2019	Year End 2018
	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	5,707.2	4,334.7
Less: Foreign exchange gain on IPO and follow-on offering proceeds	—	(131.3)

Non-GAAP total revenue and income (1)	5,707.2	4,203.4

Total expenses	(3,794.6)	(3,117.1)
Less: Share-based long-term incentive plan (LTIP)	156.2	419.3
Less: Tax related to remittance of IPO and follow-on proceeds (IOF tax)	—	18.0

Non-GAAP total expenses (2)	(3,638.4)	(2,679.8)

Profit before taxes	1,912.5	1,217.6
Plus: Total non-GAAP adjustments	156.2	306.0

Non-GAAP profit before taxes (3)	2,068.7	1,523.6

Income tax and social contribution	(545.5)	(307.2)
Less: Income tax and social contribution on non-GAAP adjustments	(53.1)	(148.7)

Non-GAAP deferred income tax (4)	(598.6)	(455.9)

Net income	1.367.0	910.4
Plus: Total non-GAAP adjustments	103.1	157.3

Non-GAAP net income (5)	1.470.1	1.067.7

Basic earnings per common share—R$	4.1613	2.8625
Diluted earnings per common share—R$	4.1475	2.8582

Non-GAAP basic earnings per common share—R$ (6)	4.4754	3.3578
Non-GAAP diluted earnings per common share—R$ (6)	4.4606	3.3527

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our IPO and follow-on offering proceeds in the amount of R$131.3 million in the year ended December 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our IPO and our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our IPO and follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$278.4 million is therefore adjusted by excluding the foreign exchange gain on our IPO and follow-on offering proceeds, resulting in non-GAAP Other financial income in the amount of R$147.2 million.

(2)	Non-GAAP total expenses excludes:

(a)

Stock-based compensation expenses in the total amount of R$156.2 million (R$419.3 million in the year ended December 31, 2018), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$2,762.0 million (R$2,144.7 million in the year ended December 31, 2018) is adjusted by R$28.1 million (R$59.8 million in the year ended December 31, 2018) resulting in non-GAAP Cost of sales and services of R$2,733.9 million (R$2,084.9 million in the year ended December 31, 2018); and Administrative Expenses in the amount of R$427.4 million (R$581.7 million in the year ended December 31, 2018) is adjusted by R$128.1 million (R$359.2 million in the year ended December 31, 2018) resulting in non-GAAP Administrative expenses of R$299.2 million (R$222.5 million in the year ended December 31, 2018).

(b)

Tax related to remittance of IPO and follow-on offering proceeds (IOF tax) in the amount of R$18.0 million in the year ended December 31, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO and our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO and follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$31.2 million is therefore adjusted by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$13.2 million.

(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on IPO and follow-on offering proceeds of R$131.3 million, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Owners of the Company.

4Q19 and Full Year Earnings Release	18

ACCOUNTING EFFECTS – MEMBERSHIP FEE

	At and for the three months ended December 31, 2019
ACCOUNTING EFFECTS	GAAP results	Membership fee
Net Revenue from Transaction Activities and Other Services	984.8	8.9
Net Revenue from Sales	—	43.1
Financial Income	565.0	—
Other Financial Income	25.1	—

Total Revenues and Income	1,574.9	52.0

Cost of Sales and Services	(747.4)	(98.5)
Selling Expenses	(186.6)	—
Administrative Expenses	(90.5)	—
Financial Expenses	(23.6)	—
Other Expenses, Net	7.1	—

Total Costs and Expenses	(1,041.0)	(98.5)

Profit before Income Taxes	533.9	(46.5)

Current income tax and social contribution	14.5	15.8
Deferred income tax and social contribution result	(156.5)	—

Net Income	391.9	(30.7)

	Year end 2019
ACCOUNTING EFFECTS	GAAP results	Membership fee
Net Revenue from Transaction Activities and Other Services	3,376.1	(8.0)
Net Revenue from Sales	174.2	57.0
Financial Income	2,030.5	—
Other Financial Income	126.4	—

Total Revenues and Income	5,707.2	49.0

Cost of Sales and Services	(2,762.0)	(126.7)
Selling Expenses	(565.2)	—
Administrative Expenses	(427.4)	—
Financial Expenses	(38.1)	—
Other Expenses, Net	(1.9)	—

Total Costs and Expenses	(3,794.6)	(126.7)

Profit before Income Taxes	1,912.5	(77.7)

Current income tax and social contribution	(24.5)	26.4
Deferred income tax and social contribution result	(521.0)	—

Net Income	1,367.0	(51.3)

4Q19 and Full Year Earnings Release	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director